Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
EXRO TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021
The following is a discussion of the financial condition and results of operations of Exro Technologies Inc. (“Exro”, the “Company”, “we”, “our”) during the three and six months ended June 30, 2021, and to the date of this report. The following management discussion and analysis (“MD&A”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and the December 31, 2020 audited consolidated financial statements and MD&A, prepared in accordance with accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A complements and supplements but does not form part of the Company’s consolidated financial statements.
This MD&A contains forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language on page 21. Readers are advised to refer to the cautionary language when reading any forward-looking statements.
All dollar amounts contained herein are expressed in Canadian dollars unless otherwise indicated. This MD&A has been prepared as of August 10, 2021.
BUSINESS OVERVIEW
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro’s patented control technology expands the capabilities of electric motors, generators, and batteries. Exro seeks to accelerate the global transition to clean energy by providing products and services for manufacturers to optimize the cost, performance, and efficiency of energy systems and powertrains.
The technology can optimize a wide range of electric mobility applications, from electric scooters to electric buses and larger. Most variable torque applications with the need for increased torque and speed will be a suitable opportunity for Exro’s technology, especially in traction mobility and renewable energy industries. Given that Exro’s technology focuses on improving performance and reducing energy consumption in powertrains, it is attractive to the mobility and renewable energy sectors as a technology that will return incremental dollars to a user’s bottom line. Further, it is also attractive for the corresponding environmental benefits it offers which appeals to organizations following Environmental, Social & Governmental (“ESG”) policies. Many electric motors are powered by energy sources that create greenhouse gases, and by helping electric motors consume less energy, Exro’s technology can also help to reduce greenhouse gas emissions.
Currently, about 40% of electricity produced is used in electric motors and related systems, yet the design and technology have remained largely unchanged for decades.1 In the electric mobility space, inherent limitations of traditional electric motor and power technologies available today are unable to support the torque and speed requirements for mass adoption. Instead, manufacturers are compensating by using additional oversized motors and heavy multi-speed gearboxes.
Exro offers a new power electronics solution for system optimization through implementation of its technology which increases efficiency, reduces system volume and weight, and expands torque and speed capabilities. Our power electronics technology provides a new brain via enhanced control for motors and batteries.
Exro’s advanced motor control technology, the Coil Driver™, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration that is done electronically, enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized. The Coil Driverᵀᴹ is the first drive to enable intelligent coil switching while in operation, which allows a motor to switch coil configurations based on torque demands from the vehicle. That operation is similar in function to a gearbox in an internal combustion engine. This product has utility in many traction applications, particularly in transportation and mobility sectors.
Exro is also currently developing a new battery management technology called the Battery Control System (“BCS”) – formerly known as the Intelligent Battery Management System. Exro expects the BCS to provide an improvement over existing battery Energy Storage Systems (“ESS”) in reliability and versatility of power while enabling the repurposing of electric vehicle (“EV”) batteries for second-life application. The BCS will facilitate cell-level monitoring and control of batteries in energy storage systems. The expectation is total control over the flow of energy, which would allow enhanced storage of energy, while also making battery energy storage solutions of any size more cost effective. The first BCS proof of concept was completed at the end of Q4 2020, with an energy storage pilot project to demonstrate the BCS ongoing. A grid-simulated pilot of a 25kW energy storage system was successfully completed in Q2 2021. A grid-connected energy storage system pilot to demonstrate commercial viability is currently underway and projected to be complete by Q4 2021.
Exro’s business model is to develop partnerships with companies that are established in their respective markets, specifically those that welcome potentially disruptive innovation in their product lines and have adequate internal engineering capacity, growing sales and an existing customer base. These include companies that manufacture automotive equipment such as electric bikes, electric cars, and
1 https://www.cleantech.com/electric-motors-and-industrial-efficiency-innovation-is-key-for-evs/

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021 electric commercial vehicles. Manufacturers of electric motors, generators, batteries, electric axles (“e-Axles”) also make ideal partners, since Exro’s patented technology and engineering capabilities act as the “intelligence” to enhance performance characteristics of overall power systems.
Exro has built a foundation of intellectual property in power electronics and intends to protect and commercialize new innovations in this space. It is Exro’s intent to either manufacture its inverters when the quantity can be supported by its low volume manufacturing facility capacity or license its technology where applicable for high volume manufacturing. It will also consider outsourcing and engaging in manufacturing partnerships to accelerate supply to customers where necessary. Exro believes this business model is scalable, requiring much lower capital investment than building a full high-volume manufacturing business. This approach offers the opportunity to address several market segments concurrently, incrementally and in rapid succession by building on earlier success. Exro will work closely with development partners and customers to integrate its technology into their products and develop new intellectual property for Exro.
TECHNOLOGY DEVELOPMENT
Coil Driver™ Technology
The Coil Driver™ is an inverter that integrates control of electric motor coil configuration into the power electronics. This gives the power electronics control of the machine coil configuration in real time, providing a range of additional options, as opposed to a fixed machine configuration. This enhanced control allows the Coil Driver™ to intelligently coil switch, or in other words, switch between optimal coil configurations while in operation. The intelligent coil switching is what enables the power optimization of the electric motor for improved performance and increased efficiency as shown in Figure 1.
Figure 1. Performance charts are based on simulation results from a system comprised of 800V Coil Driver™ HD and TSA TMPW 38-26-8 permanent magnet synchronous motor and are subject to change.
The Coil Driver™ accomplishes intelligent coil switching with its advanced control algorithms and innovative drive topology. The controller will select the optimal configuration for a given operating condition and enable two separate torque profiles that expand the capabilities of the electric motor throughout the speed range. Traditionally, electric motor coils have been wired in a single configuration and the designer had to select the configuration that was the best compromise throughout the speed range.
The recent patent filing in July 2021 by Exro introduced that the Coil Driver™ technology can also be used as a grid-level power charger to deliver Level 1 to Level 4 charging capabilities and provide electricity back to the grid. This includes charging capabilities from renewable energy sources like solar and wind power. Currently, EVs require three different types of power electronics components to power the vehicles in motion and charge the batteries from the grid or renewable energy sources: a motor drive, on-board charger (“OBC”) and external DC fast charging station. Exro engineers found that the Coil Driver™ technology can replace all three components, significantly reducing the cost and complexity of deploying EVs and the charging infrastructure at scale.2
2 A new application for its patented Coil Driver™ technology may not significantly reduce the cost and complexity when EV infrastructure is deployed at scale, and certain conditions or specifications may be required.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
Figure 2. The drawings are to illustrate how Exro’s Coil Driver™ technology new feature can eliminate the need for onboard OBC or external charging infrastructure.3
Battery Control System Technology
With the innovative foundation of the Coil Driver’s topology and advanced algorithms, the Company has been able to develop the BCS. The Company is optimistic the BCS can become a market leader in second-life battery energy storage solutions. The upfront cost for batteries is one of the major roadblocks to mass-market electric vehicle and electric technology adoption. In short, “second life” use consists of reusing a battery which no longer meets the requirements of one application but can still be used for a less-demanding application. Exro's BCS technology applies the principle of controlling energy at the individual cell level to lithium-ion batteries in stationary storage. Exro aims to improve battery performance and efficiencies, which could result in longer usage and a second life battery application.
Exro’s technology and intellectual property is wholly owned in thirteen patent families providing or seeking global protection in strategically important countries. Today there are 25 issued patents and 12 pending applications. Exro also uses trade secrets to protect proprietary software and algorithms.
To integrate its technology to different electric vehicle platforms, Exro has engaged multiple partners, who are defined and explained in the next section.4 This approach enables Exro to build the product portfolio that can serve as many product segments as possible. The estimated costs in the table below are based on management best estimates considering the information available on supply costs, wages, and timelines. There is a risk that the estimates and/or timelines will not be achieved.
Table 1. Product segments associated research and development costs

Product Segments	Addressable Markets	Estimated Cost 2021 – 2022	Actual Cost-to-Date[5]
Micro Voltage (MV) – 48V	Scooters; electric bikes; and recreational	$1.0M	$0.3M
Light Voltage (LV) – 100V	Light electric cars and motorcycles	$2.0M	$0.6M
Medium Voltage (MV) – 400V	Fleet vans; electric buses; passenger vehicles	$3.0M	$0.3M
Heavy Voltage (HV) – 800V	Long-haul trucks; and industrial vehicles	$3.0M	$0.8M
Next Generation Coil Driver™	In planning	$4.0M	—
Battery Control Systems	Energy Storage Solutions	$2.5M	$0.3M
Total Estimated Research & Development Costs for 2021-2022		$15.5M	$2.3M
3 All other components remain the same such as an electric motor, final gear box (“FG”), battery management system (“BMS”) and lithium-ion batteries (“LIB”).
4 Refer to Section titled “PARTNERS STRATEGY, PROJECT STATUS AND PRODUCTION READINESS”.
5 Excludes non-cash expense of $746,094 Share-based payments.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
PARTNERS STRATEGY, PROJECT STATUS AND PRODUCTION READINESS
There is never a guarantee to the execution of a commercial plan, but we are confident in the road ahead. We have a robust pipeline of partners and are engaged in customer conversations which are the foundation to our target milestones for this year. In 2020, we have created versatile partnerships across different applications and segments to validate our technology. For 2021, we have a target to sign additional commercial partnerships and a strategic partner that fit alongside our new partner model.
As the Company continues to grow and evolve, so do our valued partnerships. The new partner model includes four different types of partners that will encompass our current product roadmap and encourage continued versatility alongside new partners. The four partnership types are:
•Development Partners
•Commercial Partners
•Strategic Partners
•Motor Partners
Exro will work with Development Partners to develop a technology beyond a proof-of-concept stage to validation in a relevant environment. The objective of this partnership will be to demonstrate the technology in new segments and applications with the intent of a future commercial product that will differentiate our partners. An example of a Development Partnership we have today would be Clean Seed as we develop our technologies to electrify the next generation of agricultural seeders.
Commercial Partners are interested in becoming customers for Exro’s commercialized products but first require validated integration of our technology within their application(s). In some cases, this might require meeting highly regulated auto industry standards. The objective of this kind of partnership is the delivery of purchase orders for low-volume production of Exro products after successful integration. An example of a Commercial Partnership we have today would be SEA Electric, as we integrate the Coil Driver into SEA commercial trucks to enhance their performance.
Strategic Partners are focused on potential high-volume production making use of our technology. This partner may start in development phase and progress to operating application validation for long term serial production. This partnership is ideal for revenue models surrounding high-volume contracts, licensing, or contract manufacturing. An example of this would be our partnership with Linamar Corporation (“Linamar”) as we co-develop an e-axle that will enable Exro’s automotive strategy. Linamar is a leading tier one manufacturer of advanced mobility solutions for the automotive industry with customers that include top automotive manufacturers, commercial vehicle manufacturers and multinational delivery services companies.
Motor Partners will be an integral part of accelerating the delivery of our Coil Driver™ to market by enabling system solutions for each segment of our product line. These partners will work with us to develop an optimized motor to integrate with our Coil Driverᵀᴹ and provide a packaged motor and inverter system solution we can deliver to specific applications or market segments. An example of a Motor Partner we have today would be Traktionssysteme Austria (“TSA”), where we work together to optimize a heavy-duty traction motor to deliver alongside our Heavy-Duty Coil Driver™.
Here are our partnerships today within this model:
•Development Partners:
◦Clean Seed Capital Group Ltd. (“Clean Seed”); and
◦Templar Marine Group Ltd. (“Templar”)
•Commercial Partners:
◦LAND Electric Motorcycles, Inc. (“LAND”);
◦Potencia Industrial, S.A. DE C.V. (“Potencia”);
◦Aurora Powertrains Oy (“Aurora”);
◦Zero;
◦SEA Electric Pty Ltd. (“SEA Electric”); and
◦Vicinity Motor Corp. (“Vicinity” or “VMC”)
•Strategic Partners:
◦Linamar
•Motor Partners:
◦TSA; and
◦Heinzmann GMBS & Co. KG (“Heinzmann”)

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
Motorino Electric tested Exro’s technology through 2020 against a standard electric bike in the field. Testing found that the Exro-enhanced electric bike saw its performance increase by more than 20 per cent, and up to 50 per cent in climbing conditions. This was an important project for Exro as it was the first demonstration of the potential of its technology and enabled Exro to capture commercial agreements such as LAND. Exro will not be further commercializing its technology with Motorino and is transitioning to a new commercialization strategy for micro mobility markets.
Development Partners:
With Templar, the Company’s goal is to optimize the powertrain in electric boats. Research and development to date has provided substantial knowledge on e-boat applications and the types of boats that Exro technology could potentially optimize. Exro and Templar continue to collaborate on potential e-boat applications for the Coil Driver, but at this time have no commercialization plans.
With Clean Seed, Exro aims to integrate its technology into Clean Seed's high-tech agricultural seeder and planter platforms, advancing the electrification into heavy farm equipment industry. Clean Seed’s SMART Seeder™ technologies are revolutionary seeding tools that utilize the unique synergy of sophisticated electronic metering and intuitive software control putting row-by-row variable rate technology at the forefront of agricultural innovation. The Supply Agreement, entered into between the Company and Clean Seed, provides that Clean Seed will issue a purchase order to integrate the Company's electric motor enhancing technology into Clean Seed's current technology offerings. Exro and Clean Seed continue to collaborate on potential avenues to electrify the agriculture industry but at this time have no commercialization plans.
Strategic Partners:
With Linamar which is in a planning stage, the goal is to develop a next generation e-Axle utilizing Coil Driver™ technology to improve cost and performance of Linamar's e-Axle product line. In the initial phase of development, Exro will supply Coil Driver™ development samples and optimized electric motors for integration in e-Axle program testing. Linamar will supply and integrate the remaining critical elements of the e-Axle system, including the gear box assembly, for lab and on-road testing. Completed testing and validation of prototypes is planned for the second quarter of 2022. Following successful testing of the e-Axle program, Exro and Linamar will jointly promote the technology to the market with the intention of commercializing the Coil Driver™ e-Axle into series production.
Commercial Partners:
•Vicinity - The Company’s goal is to supply the Coil Drive System technology. Vicinity will test and validate the Coil Driver™ powertrain integration with the intent of implementing it in future serial production batches of the electric bus product line.
•Zero - The goal is to evaluate the Coil Driver™ technology in Zero's SR/S powertrain platform. Zero is a developer of electric motorcycles, offering what it believes to be a superior riding experience. Exro and Zero will collaborate to integrate Exro's Coil Driver™ technology into a Zero ZF75-10 based motorcycle. The agreement will involve motor technology and integration support from Zero, while Exro will provide power electronics design and supply. The objective is to reach the production stage by the end of 2023.
•SEA Electric - The goal is to enhance electric powertrain technology for heavy duty trucks and delivery vehicles. Recognized as a global leader in the electrification of commercial vehicles, SEA Electric and Exro will co-develop, and test powertrains based on Exro’s Coil Driver™ using TSA’s 800V motors. The objective is to reach the production stage by the end of 2022.
•LAND - LAND signed a non-binding letter of intent to work with Exro to optimize the powertrain for their District motorcycle with the Coil Driver™ and to purchase up to 2,000 units after the unit is validated by LAND. The goal is to reach the production stage by early 2022.
•Aurora - Aurora continues to work alongside the Exro team in validating the Coil Driver™ with their innovative snowmobile. This validation would open the door to the recreational mobility segment for Exro and shed light on commercialization with Aurora in a growing electric snowmobile market. The goal is to reach the production stage by early 2022.
•Potencia - This project is a multi-stage delivery that started with the Exro motor driver. This driver was delivered in June 2020 and is undergoing testing by the customer. The next version of the driver has been shipped to Potencia in February 2021 for validation, which is due to be completed in third quarter 2021. Upon successful completion, Exro plans to deliver against a $500,000 purchase order issued in 2019 from Potencia. The goal is to reach the production stage by mid- 2022.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021

DESIGN
VALIDATION
OPERATIONAL
PRODUCTION
Motor Partners
HEINZMANN
Coil Driver LV
TSA
Coil Driver HV
Commercial Partners
Potencia INDUSTRIAL
Coil Driver HV
ZERO MOTORCYCLES
Coil Driver LV
SEA ELECTRIC
Coil Driver HV
LAND
Coil Driver LV
VMC
Coil Driver HV
AURORA
Coil Driver LV
Development Partners
CLEAN seed capital
Coil Driver HV
TEMPLAR
Coil Driver HV
Strategic Partners
LINAMAR Power to Perform
Coil Driver

Figure 3. Exro partner model with process stages
These partnerships are to demonstrate the successful operation of Exro’s versatile technology. Once the technology is validated in the operating application by a partner as per requirements, active discussions around commercial production begins. Then the partner can determine the magnitude, if any, of purchase orders. Revenue is generated once the finished products are shipped to the partner. Exro continues discussions with several potential customers to explore a variety of mobility applications. The Company continues to evaluate customer provided data, which helps us to determine the optimal fit for Exro technologies with our partners. It is cautioned that not all aforementioned projects will turn in to orders and generate revenue, and the timelines may not be achieved.
Exro is adding two additional dynameter bays, one in the Calgary Innovation Center and the other in Arizona USA, so that its engineering teams can run multiple testing projects simultaneously. This investment of $2.4 million aims to fast track the projects and cut down the idle times in-between projects. The equipment has been ordered, and $0.2 million has been spent in ordering the equipment as of June 30, 2021.
In addition, Exro is gearing up in building automotive standard SMT (“Surface-mount technology”) production and PCB (“Printed-circuit board”) assembly lines in the 37,000 square foot facility in Calgary, Alberta, with anticipation of future orders and production of the Coil Driver products as previously announced. The facility plans to be outfitted to meet certifications for ISO 9001:20156, IATF 169497, and ISO 262628 compliant product development. This is a major step forward for the Company in delivering high-quality and reliable commercial products to the regulated consumer automotive markets. Vendors and contractors have been selected for the equipment and the construction of. As of June 30, 2021, the Company has spent $1.8 million against $17 million planned investment. The plan is to open the doors before the end of 2021 for Exro employees. Automotive certified production is anticipated to commence by the end of 2022.
HIGHLIGHTS for Q2 2021
On April 6, 2021, the Company issued 1,100,000 stock options to certain directors, employees, and consultants with an exercise price of $4.77 per common share. The options are exercisable for a period of five years from the grant date. 1,050,000 of the options granted will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 50,000 stock options granted will vest 25,000 on April 30, 2021 and 25,000 on December 31, 2021.
On April 27, 2021, the Company announced that it has signed a supply agreement with Vicinity to deploy Exro enhanced electric buses. Vicinity (formerly Grande West Transportation Group) is a leading supplier of advanced shuttle transportation vehicles for public and commercial use. Exro will supply the Coil Drive System technology and Vicinity will conduct operational validation through deployment of an optimized electric powertrain for Vicinity’s suite of electric buses. The Coil Drive System solution is expected to enable the next
6 ISO 9001:2015 specifies requirements for demonstrating the ability to consistently provide products and services that meet regulatory requirements and aims to enhance customer satisfaction.
7 IATF 16949 is the global automotive industry standard for quality management systems.
8 ISO 26262 addresses safety-related systems that include one or more electrical systems that are installed in series production passenger cars.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021 generation of electric buses with improved performance that accelerates the transition to a sustainable public transit system. Vicinity will test and validate the Coil Driver™ powertrain integration with the intent of implementing it in future serial production batches of the electric bus product line.
On June 17, 2021, Exro announced a strategic development agreement with Linamar, a global powerhouse in automobile parts manufacturing, to develop an advanced electric drive solution for electric vehicles. Linamar and Exro have agreed to develop an advanced eAxle utilizing Coil Driver™ technology to improve cost and performance of Linamar's eAxle product line. An eAxle is an integrated electric drive solution for battery electric vehicles ("BEV") or fuel cell electric vehicles ("FCEV"). The integrated solution aims to provide better manufacturing costs and a more efficient volume usage, without sacrificing key performance capabilities.
COVID-19
The outbreak of the coronavirus ("COVID-19") pandemic may impact Exro’s plans and activities. The Company has faced disruption to operations, supply chain delays, travel and trade restrictions. Negative impact on economic activity in affected countries or regions can be expected and can be difficult to quantify. Such pandemics or diseases represent a serious threat to maintaining a skilled workforce industry and could be a health-care challenge for the Company. There can be no assurance that Exro’s personnel will not be impacted by these pandemic diseases and ultimately that the Company would see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks. Additional cybersecurity risks exist due to personnel working remotely. In addition, the COVID-19 pandemic has created a dramatic slowdown in the global economy. The duration of the COVID-19 outbreaks and the resultant travel restrictions, social distancing, government response actions, business closures and business disruptions, can all have an impact on the Company’s delivery timelines, operations and access to capital. There can be no assurance that Exro will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets, may reduce share prices and financial liquidity and thereby that may severely limit the financing capital available.
RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA
Selected quarterly financial data

	Quarter Ened	Revenue	Net loss and comprehensive loss	Basic and diluted loss per common share	Weighted average number of common shares
Q2	June 30, 2021	—	(3,742,844)	(0.03)	12,02,63,248
Q1	March 31, 2021	—	(6,676,520)	(0.06)	11,63,43,905
Q4	December 31, 2020	—	(4,208,256)	(0.04)	10,62,35,931
Q3	September 30, 2020	—	(2,989,747)	(0.03)	9,54,41,272
Q2	June 30, 2020	—	(2,246,269)	(0.03)	8,30,02,396
Q1	March 30, 2020	—	(1,525,182)	(0.02)	7,63,14,552
Q4	December 31, 2019	—	(1,508,039)	(0.02)	6,46,18,523
Q3	September 30, 2019	—	(1,131,431)	(0.02)	6,31,24,910
The Company continues to progress the development of its technologies which has increased expenses throughout the past 8 quarters, primarily associated with research and development, increased personnel expenses and increasing stock-based compensation expense, offset by a gain on investment recognized in the three and six months ended June 30, 2021.
For the six months ended June 30, 2021, compared to the six months ended June 30, 2020
The Company incurred a net loss and comprehensive loss of $10,419,364 for the six months ended June 30, 2021 compared to $3,771,451 for the six months ended June 30, 2020. The change in net loss is primarily related to increase in expenses period over period, offset by a $3,058,977 fair value gain on the Company’s investment in SEA Electric.
Selling, general and administration

	For the six months ended
	June 30, 2021	June 30, 2020	$ Change	% Change
Selling, general and administration	1,928,897	1,181,044	747,853	63%
Selling, general and administration expense increased during the six months ended June 30, 2021 by $747,853 and 63% to $1,928,897 (2020 – $1,181,044). The increase is primarily attributable to:
•Increased marketing activities;
•Increase in office and rent related expenses such as utilities and property tax;
•Higher professional fees related to recruiting and legal fees;

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
•Increased regulatory fees associated with listing on the Toronto Stock Exchange (“TSX”), and transfer agent filing fees; offset by
•Lower travel costs as a result of COVID-19 travel restrictions.
Payroll and consulting

	For the six months ended
	June 30, 2021	June 30, 2020	$ Change	% Change
Payroll and consulting fees	2,721,804	1,590,605	1,131,199	71%
Payroll and consulting fees increased during the six months ended June 30, 2020 by $1,131,199 and 71% to $2,721,804 (2020 – $1,590,605) as a result of a continued increase in the employee headcount to support the Company’s growing operations.
Research and development

	For the six months ended
	June 30, 2021	June 30, 2020	$ Change	% Change
Research and development	1,431,598	476,012	955,586	201%
Payroll and consulting fees	845,485	—	845,485	100%
Share-based payments	746,094	—	746,094	100%
Research and development	3,023,177	476,012	2,547,165	535%
Research and development costs increased by $2,547,165 and 535% to $3,023,177 (2020 – $476,012) for the six months ended June 30, 2021. These costs primarily consist of engineering labor, consulting, and materials to drive development of the Company’s technologies and delivery of projects. The increase is a result of additional expenditures incurred as the Company continues to test and validate several projects to achieve its goal of commercialization. Additional increase in the research and development expense is a result of allocations from payroll and consulting fees and share-based payments related to engineers and consultants working directly on these activities.
Share-based payments

	For the six months ended
	June 30, 2021	June 30, 2020	$ Change	% Change
Share-based payments	5,027,511	321,313	4,706,198	1465%
Share-based payments increased by $4,706,198 and 1,465% to $5,027,511 (2020 – $321,313) due to additional grants made during the six months ended June 30, 2021 to employees, executives, and directors, as well as the amortization of grants issued during the latter half of 2020.
For the three months ended June 30, 2021, compared to the three months ended June 30, 2020
The Company incurred a net loss and comprehensive loss of $3,742,844 for the three months ended June 30, 2021 compared to $2,246,269 for the three months ended June 30, 2020. The change in net loss is primarily related to increase in expenses period over period, offset by a $3,058,977 fair value gain on the Company’s investment in SEA Electric.
Selling, general and administration

	For the three months ended
	June 30, 2021	June 30, 2020	$ Change	% Change
Selling, general and administration	1,008,925	735,644	273,281	37%
Selling, general and administration expense increased during the three months ended June 30, 2021 by $273,281 and 37% to $1,008,925 (2020 – $735,644). The increase is primarily attributable to:
•Increase to office and rent related expenses such as utilities and property tax;
•High professional fees related to recruiting and legal fees; and
•Increased regulatory fees associated with listing on the Toronto Stock Exchange (“TSX”), and transfer agent filing fees.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
Payroll and consulting

	For the three months ended
	June 30, 2021	June 30, 2020	$ Change	% Change
Payroll and consulting fees	1,495,974	872,028	623,946	72%
Payroll and consulting fees increased during the three months ended June 30, 2020 by $623,946 and 72% to $1,495,974 (2020 – $872,028) as a result of a continued increase in the employee headcount to support the Company’s growing operations.
Research and development

	For the three months ended
	June 30, 2021	June 30, 2020	$ Change	% Change
Research and development	384,004	300,130	83,874	28%
Payroll and consulting fees	508,636	—	508,636	100%
Share-based payments	429,385	—	429,385	100%
Research and development	1,322,025	300,130	1,021,895	340%
Research and development costs increased by $1,021,895 and 340% to $1,322,025 (2020 – $300,310) for the three months ended June 30, 2021. These costs primarily consist of engineering labor, consulting, and materials to drive development of the Company’s technologies and delivery of projects. The overall increase in the research and development expense is a result of amounts allocated from payroll and consulting fees and share-based payments related to engineers and consults working directly to test and validate several projects to achieve the Company’s goal of commercialization.
Share-based payments

	For the three months ended
	June 30, 2021	June 30, 2020	$ Change	% Change
Share-based payments	2,676,106	176,630	2,499,476	1415%
Share-based payments increased by $2,499,476 and 1,415% to $2,676,106 (2020 – $176,630) due to additional grants made during the three months ended June 30, 2021 to employees, executives, and directors, as well as the amortization of grants issued in periods subsequent to June 30, 2020.
OUTSTANDING SHARE DATA
As of August 10, 2021, there were 120,577,606 Common Shares issued and outstanding, and other securities convertible into Common Shares as summarized in the following table:

	Number outstanding as of August 10, 2021	Number outstanding as of June 30, 2021
Common shares issued and outstanding	120,577,606	120,418,656
Options	10,766,635	10,987,085
Warrants	1,855,061	1,860,561
SOURCES AND USES OF CASH

	For the six months ended
	June 30, 2021	June 30, 2020
Cash used in operating activities	(7,940,222)	(3,168,508)
Cash used in investing activities	(9,144,182)	(86,904)
Cash provided by financing activities	2,300,516	4,589,183
Impact of foreign currency translation	(11,339)	—
Net increase (decrease) in cash and cash equivalents	(14,795,227)	1,333,771
Ending cash balance	33,503,667	1,830,407
Cash used in operating activities is comprised of net loss, add-back of non-cash expenses, and net change in non-cash working capital items. Cash used in operating activities increased to $7,940,2222 for the six months ended June 30, 2021 compared to $3,168,508

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021 during the same period in 2020. The increase in cash used in operating activities is due to higher expenses, primarily related to payroll and consulting, research and development, and general and administrative costs.
Cash used in investing activities of $9,144,182 for the six months ended June 30, 2021 was primarily related to the net cash outflow related to the investment in SEA Electric, and purchase of equipment.
Cash provided by financing activities for the six months ended June 30, 2021 decreased to $2,300,516 compared to $4,589,183 during the same period in 2020. During the six months ended June 30, 2021 the Company received proceeds from the exercise of stock options and warrants for $946,643 and $1,397,999, respectively. The June 30, 2020 period included a share issuance for net proceeds of $4,476,703.
LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2021, the Company had cash of $33,503,667 and amounts receivable of $124,219, which primarily consist of GST refund. The Company has accounts payable and accrued liabilities of $1,244,958. All accounts payable and accrued liabilities are due within 90 days. The Company intends to finance its future requirements related to anticipated project costs and daily operating costs through a combination of existing working capital surplus, debt and/or equity issuance.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements for the three months ended June 30, 2021.
CRITICAL ACCOUNTING ESTIMATES
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the current and next fiscal financial years:
i.Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets.
ii.Management uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and warrants, which requires the input of subjective assumptions including expected price volatility, risk-free interest rates and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s results of operations and equity reserves.
iii.The fair value of accrued liabilities at the time of initial recognition is made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.
PROPOSED TRANSACTIONS
There are no proposed transactions.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The information provided in this report, including the Financial Statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
APPROVAL
The Company’s Board of Directors has approved the Company’s financial statements for the three and six months ended June 30, 2021. The Company’s Board of Directors has also approved the disclosures contained in this MD&A.
RELATED PARTY TRANSACTIONS
Key management compensation
Key management consists of the Officers and Directors who are responsible for planning, directing and controlling the activities of the Company. For the three and six months ended June 30, 2021 and 2020, the following expenses were incurred to the Company’s key management:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Management and consulting fees	529,525	331,779	1,103,564	663,558
Share-based payments	1,744,842	54,566	3,569,836	106,922
	2,274,367	386,345	4,673,400	770,480

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
All due to related party payables consist of amounts resulting from unpaid fees and expense reimbursements and are unsecured, non-interest bearing, and due on demand.
RISKS FACTORS
Current and prospective shareholders should specifically consider various risk factors, including, but not limited to, the risks outlined below and particularly under the heading “Risk Factors” in the Company’s 2021 Annual Information Form filed on SEDAR (www.sedar.com) dated April 21, 2021. Should one or more of these risks or uncertainties, including the risks listed below, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
FINANCIAL INSTRUMENTS AND FAIR VALUE
The Company has designated its cash as fair value through profit or loss, finders’ fees receivable as loans and receivables and accounts payable and accrued liabilities, related party payable and notes payable as other financial liabilities.
(a)Fair value
At June 30, 2021 and December 31, 2020, the carrying values of amounts receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The Company measures its cash and investments at fair value.
The Company uses a fair value hierarchy to reflect the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are as follows:
Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:    Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3:    Inputs that are not based on observable market data.
The fair value of cash has been determined using Level 1 inputs. The fair value of the investments in private companies moved from a level 3 instrument to a level 2 instrument based on the common share transactions of the underlying company with third parties during the period.
(b)Financial risk management
The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk, and market risk.
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. As at June 30, 2021, the Company’s exposure to credit risk is the carrying value of cash. The Company reduces its credit risk by holding its cash and cash equivalents with major Canadian and US financial institutions.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. To secure the additional capital necessary to pursue its plans, the Company intends to raise additional funds through equity or debt financing.
At June 30, 2021 the Company had cash of $33,503,667, amounts receivable of $124,219, and accounts payable and accrued liabilities of $1,244,958. All accounts payable and accrued liabilities are due within 90 days.
Market risk
Market risk consists of currency risk, interest rate risk and other price risk. These are discussed further below.
Foreign exchange risk
Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets and financial liabilities denoted in US dollars and is therefore exposed to exchange rate fluctuations. At June 30, 2021, the Company had the equivalent of $25,116,044 in net financial assets denominated in US dollars.
Interest rate risk
Interest rate risk consists of two components:
i.)the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
ii.)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity.
Other price risk
Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company has investments in Series A Preferred Shares of SEA Electric and is therefore exposed to other price risk.
INTERNAL CONTROLS AND PROCEDURES
There were no changes in the Corporation’s internal control over financial reporting during the period beginning on December 31, 2020 and ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
FORWARD-LOOKING INFORMATION OR STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS
Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include uncertainties involved in disputes and litigation, fluctuations in currency exchange rates; uncertainty of estimates of capital and operating costs.
The need to obtain additional financing and uncertainty as to the availability and terms of future financing; and other risks and uncertainties disclosed in other information released by the Company from time to time and filed with the appropriate regulatory agencies.
It is the Company’s policies that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of August 10, 2021 and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.
Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and find additional value in the biotechnology assets held.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward looking information beyond the procedures required under applicable securities laws.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•Exro’s business plans, outlook and strategy;
•Exro’s expectation with respect to its future purchase orders, sales agreements, and production;
•Exro’s expectation with respect to its future hiring and R&D activities;
•the timing of completion of Exro’s capital program, additional dynameter bays and the manufacturing facility, including installation and commissioning of components and equipment;
•Exro’s total annual production capacity subsequent to completion of its capital program;
•Exro’s ability to increase future manufacturing capacity in Calgary;
•Expectations regarding the Company’s evaluation of growth opportunities and plans with respect to the same;
•anticipated supply and demand of Exro’s products; and

Exro Technologies Inc. Management’s Discussion & Analysis For the three and six months ended June 30, 2021
•expectations with regard to Exro’s ability to maintain and raise adequate source of funding to finance the Company’s operations and development.
Certain of the above listed forward-looking statements constitute future-oriented financial information and financial outlook information (collectively, “FOFI”) about Exro’s prospective financial position, including, but not limited to, that operational cost efficiencies to be realized within growth assuming completion of 2021 and 2022 capital program and that the 2021 and 2022 capital program will result in sustainable and profitable growth in 2023 and beyond. FOFI contained in this MD&A were made as of the date hereof and is provided for the purpose of describing Exro's anticipated future business operations.
Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro’s annual information form and include, but not limited to:
•Factors outside Exro’s control may impact Exro’s ability to successfully execute its commercialization plan;
•Potential delays in Coil Driver™ on road validation testing with customers;
•Potential delays in delivery of the first Coil Driver™ products to LAND, SEA and other pipeline customers;
•The planned rollout of SEA’s Class 8 electric truck for the Canadian market and related volume production targets may not develop as anticipated which may impact pricing and sales agreement negotiations post completion of successful validation testing;
•Delays in the production and delivery of planned demonstration vehicles for both SEA and Exro in-house purposes;
•The opening of Exro’s Calgary manufacturing facility may experience delays in construction and/or equipment installation, which may also result in delays for obtaining necessary ISO and automotive certifications;
•Anticipated market demand and sales orders may differ based on changes in customers’ pipelines and/or product requirements;
•A new feature set for the patented Coil Driver™ technology related to vehicle charging has yet to be deployed and may be subject to development delays and risks related to the scaling of EV charging infrastructure;
•A joint promotion of the technology by Linamar and Exro to the market with the intention of commercializing the Coil Driver™ e-Axle into series production may not realize unless the validation testing is complete and successful; and
•Potential delays in completion of testing and validation of future Coil Driver™ prototypes.
Exro’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above and as set out under the heading “Risk Factors” in the Company’s 2021 Annual Information Form dated April 21, 2021 that is available on SEDAR at www.sedar.com. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements and FOFI contained in this MD&A are expressly qualified by this cautionary statement. Exro does not undertake any obligation to update or revise any forward-looking statements or FOFI, whether as a result of new information, future events or otherwise, unless required by law.

Calgary, AB	August 10, 2021